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                                                        FILING PURSUANT TO RULE
                                                        425 OF THE SECURITIES
                                                        ACT OF 1933 AND RULE
                                                        14(a)-12 OF THE
                                                        SECURITIES EXCHANGE ACT
                                                        OF 1934
                                                        FILER: EXCALIBUR
                                                        TECHNOLOGIES CORPORATION
                                                        SUBJECT COMPANY:
                                                        EXCALIBUR TECHNOLOGIES
                                                        CORPORATION
                                                        NO. 0-9747

The following is a script for a November 21, 2000 conference call concerning the Third Quarter Financial Results of Excalibur Technologies Corporation.





                          [EXCALIBUR TECHNOLOGIES LOGO]

                       Excalibur Technologies Corporation
                           FY '01 Q3 Financial Results




                             Conference Call Script
                                NOVEMBER 21, 2000
                                  8:30 A.M. EST



                                      FINAL

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Conference Call Phone Number:                                  (212) 346-0281

Conference Reservation Number:                                 16567918

Excalibur Main Conf. Room Phone Number:                        (703) 917-9324

Conference Call Chairpersons:                                  Pat Condo


8:15 a.m.     {The primary operator will call Pat Condo at (703) 917-9324.
              The operator will ensure he or she can hear all participants clearly and verify the title of the call, speaker names and each speaker's title. The operator will stay on the line and count down the time remaining prior to the start of the call. The operator will stay on the line throughout the call and continuously monitor sound quality.}

8:30 a.m.     {The operator will ask Excalibur if the participants are
              ready to begin the call. If additional time is needed prior to the start of the call, the operator will ask the callers to please standby.

              When the Excalibur participants are ready to begin, the operator will ask for 10 (ten) seconds of quiet while remote callers are connected and the tape is started.}

NOTE: DURING THE 10 SECONDS OF QUIET, IT IS IMPERATIVE THAT SILENCE BE OBSERVED. ALL CALLERS WILL BE ABLE TO HEAR ANY DISCUSSIONS THAT OCCUR DURING THIS TIME.

OPERATOR:     "Ladies and gentlemen, thank you for standing-by. Welcome to the
              Excalibur Technologies Corporation Fiscal Year 2001 third quarter financial results conference call. At this time, all participants are in "listen" mode only. Later, we will conduct a question and answer session in interactive mode. At that time, if you have a question, you will need to press the "1" key, followed by the "4" key on your push-button phone.

              As a reminder, this conference is being recorded today, November 21, 2000. Moderator for today's call is Mr. Pat Condo, president and chief executive officer of Excalibur Technologies. Mr. Condo, please proceed."

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CONDO:        Good morning everyone and welcome. I'm Pat Condo, president and chief executive officer of Excalibur Technologies. With me today is Jim Buchanan our chief financial officer.

              Last night, we issued our press release containing financial results for Excalibur's Fiscal Year 2001 third quarter that ended October 31. Following our presentation, we'll respond to questions in an interactive format.

              Let me begin by asking Jim to review our FY2001 third quarter results.

BUCHANAN

[Financial Discussion]

              During this call, we the management of Excalibur may make comments about our future expectations, plans and prospects that could constitute forward-looking statements as defined by the Private Securities Litigation Act of 1995. Actual results may differ materially from our expectations as the result of various important factors, including but not limited to, the success of our relationships with strategic partners, the competitiveness of our products, the timeliness of our product releases, and the impact of a rapidly changing marketplace. Risk factors are reported in Excalibur's Form 10-K for the year ended January 31, 2000, and other SEC filings.

              Today, I'm pleased to report our financial results again are in line with our expectations. Overall, we increased revenues by 47 percent compared to the quarter one year ago. This increase resulted principally

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              from continued growth in our existing customer base and
              partnerships, and through acquisition of new licensing agreements. Our total revenue for the third quarter was $12.3 million compared to $8.4 million for the same quarter last year. Total software revenue for the quarter equaled $10.6 million, an increase of 51 percent over last year. Maintenance revenue was $1.7 million, a 25 percent increase when compared to the same quarter one year ago.

              Total expenses for the quarter were $12.8 million. This represents a 36 percent increase in expenses over our third quarter expenses last fiscal year. We expected to see our expenses increase as we begin to lay the foundation for the formal creation of Convera Corporation later this year. For example, during Q3, we began establishing the infrastructure that Convera will need and use to assert its first mover position in the rich-content management market segment.

              The cost of software revenues in this year's third quarter increased 96 percent to $2.4 million, as a result of increased software sales along with a change in the mix of revenue. This quarter we had some deals with a higher than average mix of third party licensing costs and services associated with them. This had the effect of increasing the cost of software revenue. The cost of maintenance revenues in the third quarter decreased 36 percent over the same period last year due to changes implemented in the fourth quarter of last year that streamlined the customer support organization, thus reducing overall costs. Gross

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              margin percentage declined slightly to 78 percent in the third quarter this year, compared to about 79 percent in the third quarter of last year.

              Sales and marketing expense in the third quarter was $5.5 million, an increase of 36 percent over last year. This reflects the continuing investments we're making not only domestically, but throughout the world, to ensure the continued vitality of our existing software business. For example, the office we established in France just closed a significant RetrievalWare agreement with Peugeot in Q3, and through our support of, and partnership with, OCS in Spain, we've not only extended our capabilities in the rapidly growing Latin America marketplace but also have increased our presence through the OCS portal, "Grand Avenue," one of Spain's leading web destinations.

              Research and development expenses were $2.9 million. That is a 35 percent increase over last year. General and administrative expenses increased 14 percent from our third quarter last year to $1.6 million, reflecting an increase to support the Company's continued business growth.

              Other income for the third quarter was about $100 thousand, bringing our net loss for the quarter to about $400 thousand, which is approximately 2 cents per common share. This compares to a net loss of about $1 million in the third fiscal quarter of last year, or about 7 cents per common share.

              For the nine months ended October 31, 2000, total revenue was $33.1 million, an increase of 31 percent over total revenue of $25.2 million

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              reported for the same period last fiscal year. The Company recorded a net loss of $2.0 million, or 14 cents per common share, compared to a net loss of $3.0 million, or 21 cents per common share, in the same period last fiscal year.

              As you may know, we focus our software sales efforts on three basic market segments: (1) corporate intranet portals, (2) Internet e-businesses and online content providers, and (3) original equipment manufacturers or OEMs. For the third quarter, 66 percent of our license revenue resulted from corporate intranet sales, 17 percent from Internet online services, and 17 percent from OEMs.

              For the first nine months, intranet sales accounted for 50% of our license revenue, online services for 27% and OEM agreements for 23%. This compares with intranet sales of 38%, online services of 26% and OEM sales of 36% in the first three quarters of last year. So, during the first part of this fiscal year, we've seen revenues weighted more heavily on the intranet business, indicating that more and more corporations and government agencies are utilizing our capabilities to manage their content throughout their networks. As we look toward the formation of Convera, and our plans to integrate Intel Interactive Media Services' security and rights management technologies with Excalibur's content management products, our more than 500 enterprise accounts become strategic opportunities to upgrade our installed base with new products and services.

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              The financing terms being demanded by the market, long-standing business practices in Europe, and a higher mix of business from European customers combined to keep our DSO higher than we like and expect. We remain focused on moving our DSO more in keeping with our expectations, and hope to report continued progress on this issue in our next quarterly conference.

              Turning now to our results by product line, total revenue in the third quarter for our RetrievalWare family of products was $9.7million, an increase of 29 percent over last year. Net operating income for the text business segment was approximately $.01 million in the third quarter, compared to net operating income of $.02 million in the third quarter last year.

              Total revenue for the text business segment for the first nine months of this fiscal year was $28.1 million, an increase of 32% when compared with $21.3 million last year. Net operating profit for the nine months totaled $1.8 million compared to an operating profit of about $100 thousand for the first nine months of last year.

              For the Screening Room Product line and the video business segment, total revenue for the quarter was approximately $2.6 million this year, as compared to $800 thousand last year, representing year-over-year growth of 212%. The video business segment incurred a net operating loss of $0.5 million in the third quarter of this fiscal year, compared with a net operating loss of $1.3 million during the same period last year. While somewhat larger than foreseen at the beginning of this fiscal year, the

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              increased expenses in the video segment of our business are in keeping with our expected ramp up for Convera Corporation, where video will play a central role in our future business strategies.

              For the first nine months of this year, the video business segment group has generated $4.9 million in revenue, versus $3.9 million in the first nine months of last year. The video segment incurred a net operating loss of $4.3 million for the first three quarters of FY 2001, compared to a net operating loss of $2.9 million for the first nine months of last year.

              At the end of the third quarter, our cash balance was $10.3 million, compared to a balance of $11.8 million at the end of the second quarter this year. So, in looking at cash flow, we had a net use of about $1.5 million of cash during the third quarter and have a net use of about $0.8 million for the first nine months this year.

              Pat?

CONDO

[Business Discussion]

              Thanks, Jim. Q3 affirms Excalibur's continued execution of its business plan. During the quarter we signed significant new software license agreements across a broad spectrum of accounts for both our text and our video products businesses. New corporate software license agreements in Q3 included Peugeot Automotive Group, Sandia National Labs, the Internal Revenue Service, the Social Security Administration,

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              MasterCard International, Jones Day and Marsh & McClelland law
              firms, Sumitomo Bank Capital Markets, the U.S. Senate, and many more.

              Q3 yielded not only sustained growth in the core Excalibur business, but also saw significant progress in our planning for the expected formation of Convera Corporation, the new company expected to be formed through the combination of Excalibur's entire business operations with the three operating units that make up Intel's Interactive Media Services division.

              On November 17, 2000, we filed Convera's S-4 registration statement, and current Excalibur shareholders can expect to receive their proxy statements in the next few days. We encourage all shareholders to read the proxy statement carefully. As disclosed in the proxy statement, Management believes this transaction to be in the best interests of the company and encourages all Excalibur shareholders to vote in favor of the combination and return their proxies as soon as possible. We have tentatively scheduled our Annual Meeting of the Shareholders for 10 a.m. on December 21, 2000 at the Sheraton New York Hotel & Towers in New York City to act on this and other appropriate matters of the corporation.

              Over the last 6 months Intel and Excalibur have planned a business strategy for Convera made up of specific offerings that will enable content owners to extract value from their high-worth content inside the enterprise, on the Web, across interactive TV and through wireless

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              devices. Our planned strategy addresses two specific business categories--products and services:

                     - The PRODUCTS business affords content owners advanced INTERNAL capabilities for managing multimedia assets by deploying our RetrievalWare, Screening Room and DRM products and capabilities on customer-based network infrastructures and premises. This business segment addresses the needs of mid-to-global scale customers who have the wherewithal to manage and distribute content utilizing internal resources, and provides a seamless migration path to Convera's services offerings as the size and complexity of their assets grow, or as their needs change. This is the traditional Excalibur software licensing business augmented by the addition of new DRM products and new features and functions for existing products.

              The services business addresses two classes of customers--hosted services customers and end-to-end services customers.

                     - Convera's HOSTED services will give content owners access to our RetrievalWare, Screening Room and DRM products and capabilities in a hosted environment. In this way, they can select only those products and capabilities needed for their business critical operations without the cost and time constraints required for an in-house deployment. A hosted services account, as just one example, might deploy all of its training video in a searchable,

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                            stream-able database hosted outside the
                            organization. Hosted services are ideally suited to large- and mid-sized content-rich organizations and Global 2000 enterprises that are unable, or unwilling, to establish the internal infrastructure needed to effectively manage and distribute their rich media content across worldwide IP networks.

                     - Convera's END-TO-END services will give content owners a COMPREHENSIVE, OUTSOURCED solution for monetizing high-value content over the Web. It sits between content owners and end users to manage the essential steps required to ingest, organize, maintain, access, re-express, enhance, protect and distribute valuable content over multiple distribution platforms, such as 56K, broadband and wireless devices, and with an array of business model support including digital ad insertion, subscriptions and pay-per view. This turnkey, end-to-end solution is ideally suited to an elite group of branded content owners focused on exploiting IP networks as a significant distribution channel. Targeted END-TO-END accounts include sports leagues, entertainment studios, news and information providers and training organizations. Our services customers can use Convera-selected facilities for their hosting requirements (such as IOS, Exodus, ATT), or the provider of their choice.

              The need for these solutions is present now in the marketplace and growing. As just one example, in Q3, two products business

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              customers--KGO in San Francisco and KABC in Los Angeles--deployed
              Excalibur Screening Room as a central enabling technology in the workflow of their newsrooms, demonstrating the growing importance content management is playing and will play in the new digital rich media environment. Equally important, KGO/KABC serve as technology test beds for the ABC television network--deploying and stressing technologies and solutions for potential deployment in other ABC locations. Their licensing of Screening Room provides yet another indicator of the growing attention content owners are giving advanced content management technologies.

              Similarly, the NBA/Intel agreement that was announced in September and will be assigned to Convera following the expected close of our transaction, is one of the first significant deals involving the migration of branded, high value content to the Web. It's an example of the growing appetite branded content owners have for harnessing the power of the Internet as a new delivery platform and as a new medium.

              Under the agreement, the NBA will bring three distinct offerings to the Web: personalized highlights, access to their rich, 50-year archive of basketball video, and ultimately real-time distribution of a new class of basketball video coverage--coverage that engages the viewer in an interactive experience where he or she can choose, for example, which camera angle to watch. After the expected close, Convera's plan is to power these offerings through its unique END-TO-END services solution. Video will be ingested, encoded, made searchable, enhanced

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              with interactive content, packaged and re-packaged, secured and distributed in a comprehensive turnkey solution that enables the NBA to confidently extract value from its content on the Web. Convera will share in the revenues the NBA derives directly, such as through subscriptions and pay-per-view, and indirectly, such as through syndication, from its Internet initiatives.

              Closing the transaction with Intel will signal a new beginning for Excalibur, but not the end of what we've spent the past 20 years building. We believe we're in the right place at the right time to capitalize on the growing marketplace for multimedia, video-rich, content management solutions.

              And while organizations may compete against us for some part of the end-to-end solution we envision providing, we believe no competitor currently has, or has announced, a comprehensive solution on a par with the planned offerings for the new company. Just as important, we believe Convera will commence operations with an impressive array of resources in the multimedia content management market segment--resources and capabilities focused on achieving a leading role in multimedia content management, including:

                     - Over 650 customers worldwide, representing literally millions of users, of which some 40% are engaged in the media, broadcasting and entertainment industries;

                     -      Approximately $160 million in cash reserves;

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                     -      Upwards of 400 people, with over 200 directly
                            engaged in engineering, and another 150 or so engaged in selling, marketing and supporting our products and solutions;

                     - A rich portfolio of patented and proprietary technologies directly relevant to multimedia content management;

                     - A comprehensive suite of customer solutions ranging from on-site customer-deployed products to end-to-end services for monetizing branded content on the Web;

                     - High-level distribution and representation partnerships worldwide;

                     - And an ongoing relationship with Intel through Convera's board and ownership.

              This concludes my remarks. We'll open up the call for our interactive session in a moment. But before doing that, let me address a question several of you submitted before the call today, asking when we'll provide guidance about Convera. Our plan at this point is to provide guidance about the new company as soon as practical--perhaps even immediately--after completion of the Excalibur Annual Shareholders Meeting and the expected close of the Intel/Excalibur transaction.

[Interactive Q&A]

              Now, let me ask the operator to brief you on the interactive portion of the question and answer session and then we will open it up for your questions.

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OPERATOR:     {"Ladies and gentlemen, we will now begin the interactive portion of the question and answer session. To ask a question, please press the "1" followed by the "4" on your push-button phone. You will hear a three tone prompt acknowledging your request and your questions will be polled in the order they are received. After you have stated your question, your line will be placed back into listen only. If your question has been answered and you would like to withdraw your polling request, you may do so by pressing the "1" followed by the "3" on your push-button phone. If you are using a speakerphone, please pick up your handset before pressing the numbers. One moment please for the first question."}

[The operator will introduce each question:]

OPERATOR:     "Mr. Doe, please state your company name, followed by your question."

NOTE: Excalibur needs to keep track of time, and cue the operator that you would like to conclude the call by saying, "WE HAVE TIME FOR FIVE/TWO/ONE MORE QUESTIONS."

              PLEASE CUE THE OPERATOR WHEN YOUR CONVERSATION WITH EACH CALLER HAS ENDED SO THAT THE OPERATOR CAN CONNECT THE NEXT CALLER TO ASK A QUESTION. (I.E. "NEXT QUESTION...") Also, if you need to review documents in order to prepare your answer to a question, please let callers know by saying, "One moment please" to avoid silence.

              When there are no more questions, the operator will say, "If there are any additional questions, please press the "1" followed by the "4" at this time.

              After all questions, the operator will say, "Mr. Condo, there are no further questions at this time. Please continue."

CONDO: This concludes our FY01 third quarter financial results conference call. Let me remind those of you who have been unable to participate in all of today's call a playback of our call will be available for 24 hours following the conclusion of today's conference. To playback the conference, dial 800-633-8284 (domestic) or 858-812-6440 (international) and enter reservation number 16567918 when prompted.

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              In addition, a web playback will be available for the next 30 days. To access the web playback simply go to Excalibur's web site, www.excalib.com and click on Excalibur 3rd Quarter Financial Results Web Playback or go to www.themeetingson.com and enter reservation number 16567918.

              Thank you all for participating.

OPERATOR:     {"Ladies and Gentlemen, that does conclude our conference for today. You may all disconnect and thank you for participating."}

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Excalibur and Intel filed a preliminary proxy statement/prospectus (and amendments thereto) and other relevant documents concerning the merger with the Securities and Exchange Commission (the "Commission"). For a description of the direct or indirect interests in the transactions concerning the solicitation, we refer you to this preliminary proxy statement/prospectus and the definitive proxy statement/prospectus which Excalibur and Intel plan to file with the Commission.

WE URGE INVESTORS AND STOCKHOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders will be able to obtain free copies of these documents at the Commission's website at www.sec.gov. and upon oral or written request to Excalibur Technologies Corporation, 1921 Gallows Road, Suite 200, Vienna, Virginia 22182, Attention: Investor Relations (telephone number (703) 761-3700.

INVESTORS AND STOCKHOLDERS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Intel, Excalibur and their respective officers and directors may be deemed to be participants in the solicitation of proxies from Excalibur stockholders with respect to the transactions contemplated by the merger agreement. Information concerning the participants in the solicitation is set forth in the proxy statement/prospectus.


This document contains forward-looking statements, which are based upon current expectations or beliefs, as well as a number of assumptions about future events. The reader is cautioned not to put undue reliance on these forward-looking statements, as these statements are subject to numerous factors and uncertainties, including without limitation, business and economic conditions and growth, continued success in technological advances, costs related to the proposed merger, the inability to obtain governmental approval of the proposed merger, substantial delay in the expected closing of the merger and the risk that the business of the Interactive Media Services division of Intel and Excalibur's businesses will not be integrated successfully, any of which may cause actual results to differ materially from those described in the statements. In addition to the factors discussed above, other factors that could cause actual results to differ materially are discussed in Intel's and Excalibur's most recent Form 10-Q and Form 10-K filings with the Commission.

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